UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

  (AMENDMENT NO. 2)

IntercontinentalExchange, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45865V100

(CUSIP Number)

Herbert Thornhill Morgan Stanley 2000 Westchester Avenue, One South C Purchase, NY 10577 (914) 225-5542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2006

(Date of Event Which Requires Filing of This Statement)

SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,158,377
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,158,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,377 (See Item 4).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (See Item 5).
14	TYPE OF REPORTING PERSON HC, CO

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SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley Capital Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,122,202
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,122,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,122,202 (See Item 4).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON CO

3

SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley & Co. International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,570
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,570 (See Item 4).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON BD, CO

4

SCHEDULE 13D

CUSIP No. 45865V100

1	NAME OF REPORTING PERSONS Morgan Stanley DW Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, CO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,605
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,605
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,605 (See Item 4).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON CO

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This Amendment No.2 (this “Amendment”), amends and supplements the Schedule 13D Amendment No. 1 dated April 4, 2006 (the “Amendment No. 1”) as well as the Schedule 13D dated March 30, 2006 (the “Initial Schedule 13D”) filed by the Reporting Persons with respect to the Common Stock of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety.

This Schedule 13D is being filed jointly on behalf of Morgan Stanley, a Delaware corporation (“MS”), Morgan Stanley Capital Group Inc., a Delaware corporation (“MSCG”), Morgan Stanley & Co. International Limited, a company organized under the laws of England (“MSIL”) and Morgan Stanley DW Inc., a Delaware corporation (“MSDW” together with MS, MSCG and MSIL the “Reporting Persons”). The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS, MSCG, MSIL and MSDW are set forth in Schedules A, B, C and D, respectively.

The address of the principal business office of MS and MSCG is 1585 Broadway, New York, New York, 10036. The address of the principal business office of MSDW is 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. The address of the principal business office of MSIL is 25 Cabot Square, Canary Wharf, London E14 4QA, England.

MS is a global financial services firm that maintains leading market positions in each of its business segments – Institutional Securities, Global Wealth Management Group, Asset Management and Discover.

MSCG is a wholly owned subsidiary of MS. MSCG effects non-regulated transactions with various international clients in various international markets. MSCG is a non-clearing member of NYMEX and executes transactions for its own account on such exchange. MSIL and MSDW are wholly owned subsidiaries of MS. MSIL is a broker-dealer doing business under the laws of England.

During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedules A, B, C, D and E, has (1) been

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convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described below.

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries.

(a) In April 2003, Morgan Stanley & Co. Incorporated (“MS&Co.”), along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission (“SEC”), the New York State Attorney General’s Office, the New York Stock Exchange (“NYSE”), the National Association of Securities Dealers, Inc. (“NASD”), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

(b) In November 2003, Morgan Stanley DW Inc. (“MSDWI”) consented, without admitting or denying the findings, to an entry of an order (the “Order”) that resolved the SEC’s and NASD’s investigations into certain practices relating to MSDWI’s offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order, MSDWI was ordered to (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933, as amended, and Rule 10b-10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

(c) In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order. The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

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(d) In December 2004, MS&Co. and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan Stanley’s failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and included a fine of $13 million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

(e) In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC’s investigation relating to initial public offering (“IPO”) allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

(f) In May 2006, MS&Co. reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005. The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002. Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of §17(b) of the Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co. Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

 Additional Lock-Up Agreement

MSCG has entered into a lock-up agreement with representatives of the underwriters named therein (the “Representatives”), dated April 28, 2006, (the “Lock-Up Agreement”) pursuant to which MSCG has agreed that for a period of 90 days after the date of the final prospectus covering the Public Offering (as defined therein), it will not, without the prior written consent of the Representatives, dispose of, directly or indirectly (including by means of any hedge that results in a short sale or any swap or other arrangement that transfers any of the economic consequences of ownership of the shares to another party), any Class A1 Share, Class A2 Share, share of Common Stock (together with the Class A1 Shares and the Class A2 Shares, the “Shares”), any option to acquire or any securities convertible into or exchangeable for Common Stock, subject to certain exceptions including that MSCG may sell up to ten percent of its Shares during certain periods to be specified by the Company and the Representatives.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2006

MORGAN STANLEY

/s/ Christopher L. O’Dell
Name:	Christopher L. O’Dell
Title:	Authorized Signatory

MORGAN STANLEY CAPITAL GROUP INC.
/s/ Robert P. Kinney
Name:	Robert P. Kinney
Title:	Vice President

EXHIBIT INDEX

Exhibit 1	Lock-Up Agreement
Exhibit 2	Joint Filing Agreement dated as of July 24, 2006 among MS, MSCG, MSIL and MSDW

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title

*John J. Mack	Chairman of the Board and Chief Executive Officer

*Roy J. Bostock	Chairman of the Partnership for a Drug-Free America

*Erskine B. Bowles	President of the University of North Carolina

*Howard J. Davies[1]	Director, The London School of Economics and Political Science

*C. Robert Kidder	Principal of Stonehenge Partners, Inc.

*Donald T. Nicolaisen	Director

*Charles H. Noski	Director

*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation

*Charles E. Phillips, Jr.	President and Director of Oracle Corporation

*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School

*Laura D’Andrea Tyson	Dean of the London Business School

*Klaus Zumwinkel[2]	Chairman of the Board of Management of Deutsche Post AG

Walid Chammah	Head of Investment Banking

Jonathan Chenevix-Trench[3]	Chairman, Morgan Stanley International

Zoe Cruz	Co-President

Thomas V. Daula	Chief Risk Officer

James P. Gorman	President and COO, Global Wealth Management Group

David W. Heleniak	Vice Chairman

Roger C. Hochschild	President and COO, Discover Financial Services

Jerker M. Johansson[4]	Co-Head of Institutional Sales and Trading

Gary G. Lynch	Chief Legal Officer

Alasdair G. Morrison[5]	Chairman and CEO, Morgan Stanley Asia

Eileen K. Murray	Head of Global Operations and Technology

David W. Nelms	Chairman and CEO, Discover Financial Services

Thomas R. Nides	Chief Administrative Officer and Secretary

Linda Riefler	Chief Talent Agent

Robert W. Scully	Co-President

Neal A. Shear	Co-Head of Institutional Sales and Trading

David H. Sidwell	Executive Vice President and Chief Financial Officer

Cordell G. Spencer[6]	Deputy Head of Investment Banking

Owen D. Thomas	President and COO, Investment Management

1 Howard Davies is an English citizen

2 Klaus Zumwinkel is a German citizen

3 Jonathan Chenevix-Trench is an English citizen

4 Jerker Johansson is a Swedish citizen

5 Alasdair Morrison is an English citizen

6 Cordell Spencer is a Canadian citizen

* Director

Schedule B

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY CAPITAL GROUP INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Capital Group Inc. ("MSCG") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSCG at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSCG and each individual is a United States citizen.

Name	Title

*John A. Shapiro	Chairman and President

G. William Brown	Vice President

Colin Bryce[1]	Vice President

Kenneth Carlino	Vice President

Benjamin Cross	Vice President

Michael H. Drury	Vice President

Simon T.W. Greenshields[2]	Vice President

Deborah L. Hart	Vice President

Nancy A. King	Vice President

Robert P. Kinney	Vice President

Christopher Marmo	Vice President

Stephen P. Mettler	Vice President

*Philip V. Newcomb	Vice President

*Mary Lou Peters	Vice President

Ian Henry Franklin Potter[3]	Vice President

Olav N. Refvik[4]	Vice President

Brian J. Armstrong	Treasurer

William F. McCoy	Secretary

1 Colin Bryce is an English citizen

2 Simon T.W. Greenshields is an English citizen

3 Ian Henry Franklin Potter is a Canadian citizen. The business address of Mr. Potter is 23

Church Street, #16-01, Capital Square, Singapore, 049481.

4 Olav N. Refvik is a Norwegian citizen

* Director

Schedule C

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. International Limited (“MSIL”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of 20 Cabot Square, Canary Wharf, London E14 4QW, England. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSIL and each individual is a United States citizen.

Name	Title

*Jonathan Chenevix-Trench[1]	Chairman and Managing Director and CEO of Europe

*R. Derek Bandeen[2]	Managing Director and European Head of International Equities Division

*Colin Bryce[3]	Managing Director and Joint Head of Fixed Income Division

*Keith Clark[4]	Managing Director and International General Counsel

*Amelia C. Fawcett	Managing Director and Chief Operating Officer

*Roberto Hoornweg[5]	Managing Director and Joint Head of Fixed Income Division

*M. Jerker Johansson[6]	Managing Director and Global Co-Head of Institutional S&T Global Head of Equity

*Dagmar Kollmann[7]	Managing Director and Country Head of Germany

*David Nicol[8]	Managing Director and Chief Administrative Officer, Europe

*Franck Petitgas[9]	Head of Investment Banking Division

*Chris Van Aeken[10]	Managing Director and Chief Operating Officer in International Private Wealth Management

Richard Rosenthal	Company Secretary and Managing Director and European General Counsel

M. Elizabeth Gledhill[11]	Assistant Company Secretary and Vice President

Lisa Marvin[12]	Assistant Company Secretary and Vice President

1 Jonathan Chenevix-Trench is a British Citizen

2 R. Derek Bandeen is a Canadian Citizen

3 Colin Bryce is a British Citizen

4 Keith Clark is a British Citizen

5 Roberto Hoornweg is a Dutch Citizen

6 M. Jerker Johansson is a Swedish Citizen

7 Dagmar Kollmann is a German Citizen. The business address for Mr. Kollman is Junghofstrasse 13-15 60311 Frankfurt Germany, 60311

8 David Nicol is a British Citizen

9 Franck Petitgas is a French Citizen

10 Chris Van Aeken is a Belgian Citizen

11 M. Elizabeth Gledhill is a British Citizen

12 Lisa Marvin is a British Citizen

* Director

Schedule D

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY & CO. INCORPORATED

The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. Incorporated ("MS&Co.") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

Name	Title

*Walid A. Chammah	Managing Director of MS&Co. and Head of Investment Banking of MS

*Charles Chasin	Managing Director of MS&Co. and Chief of Staff to the Co−Presidents of MS

*Zoe Cruz	Managing Director, Chief Executive Officer and President of MS&Co. and Co−President of MS

*Richard Portogallo	Managing Director of MS&Co. and Head of U.S. Equity Division of MS

Neal A. Shear	Managing Director of MS&Co. and Co-Head of Institutional Sales and Trading of MS

*Cordell G. Spencer[1]	Managing Director of MS&Co. and Deputy Head of Investment Banking of MS

John H. Faulkner	Managing Director, General Counsel and Secretary of MS&Co.

Paul C. Wirth	Managing Director and Chief Financial Officer of MS&Co. and Controller and Principal Accounting Officer of MS

Jill W. Ostergaard	Managing Director and Chief Compliance Officer of MS&Co.

David K. Wong	Treasurer of MS&Co.

Alexander C. Frank	Chief Operations Officer of MS&Co.

1 Cordell G. Spencer is a Canadian citizen

* Director

Schedule E

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY DW INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley DW Inc. ("MSDW") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSDW at 2000 Westchester Avenue, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

Name	Title

*James P. Gorman	President, Chief Executive Officer, Chief Operating Officer, Managing Director

*Shelley S. Hanan	Managing Director

*Raymond A. Harris	Managing Director

*Kirk Wickman	Managing Director, General Counsel and Secretary

Jeffrey L. Adams	Managing Director

Ian Bernstein	Managing Director

Michael A. Burke, Sr.	Managing Director

Ronald T. Carman	Managing Director and Assistant Secretary

Noland Cheng	Managing Director

Michael R. Durbin	Managing Director

Jeffrey A. Gelfand	Managing Director, Controller and Chief Financial Officer

Scott R. Graflund	Managing Director

Thomas K. Harms	Managing Director

Donald A. Herrema	Managing Director

Henry E. Kaplan	Managing Director

Douglas J. Ketterer	Managing Director

Steven G. Magee	Managing Director

William A. McMahon	Managing Director

James Mahon	Managing Director

Jerry W. Miller	Managing Director

Kevin Morano	Managing Director

Michelle B. Oroschakoff	Chief Compliance Officer

Daniel Petrozzo	Managing Director

Andrew M. Saperstein	Managing Director

Richard A. Skae	Managing Director

Sririam Subramaniam	Managing Director

George D. Sullivan	Managing Director

Todd R. Taylor	Managing Director

Chris Van Aeken[1]	Managing Director

David K. Wong	Treasurer

Jacqueline T. Brody	Assistant Treasurer

Maryann Fappiano	Assistant Treasurer

William J. Foresell	Assistant Treasurer

Jai Sooklal	Assistant Treasurer

Charlene R. Herzer	Assistant Secretary

Susan M. Krause	Assistant Secretary

William J. O’Shaughnessy, Jr.	Assistant Secretary

1 Chris Van Aeken is a Belgian citizen

* Director